Exhibit 97
CHENIERE ENERGY PARTNERS, L.P. CLAWBACK POLICY
(as amended and restated November 13, 2025)

I. BACKGROUND

    Cheniere Energy Partners, L.P. (the “Company”) has adopted this policy (this “Policy”) to provide for the recovery or “clawback” of certain incentive compensation in the event of a Restatement. This Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “Listing Standard”) and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules. Certain terms used in this Policy are defined in Section VIII below.

II. STATEMENT OF POLICY

    The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”). For the avoidance of doubt, a Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles, (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization, (iii) reclassification due to a discontinued operation, (iv) application of a change in reporting entity, such as from a reorganization of entities under common control, (v) adjustment to provision amounts in connection with a prior business combination and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

    The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under Section V below.

III. SCOPE OF POLICY

    A. Covered Persons and Recovery Period. This Policy applies to Incentive-Based Compensation received by a person where all of the following are met:

•after beginning service as an Executive Officer,
•who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
•while the Company has a class of securities listed on a national securities exchange, and
•during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the “Recovery Period”).

    Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.

    For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

    B. Transition Period. In addition to the Recovery Period, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.

    C. Determining Recovery Period and Method of Recovery. For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:

•the date the board of directors of the Company (the “Board”), a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and
•the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

For clarity, the Company’s obligation to recover erroneously awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed.

Without limiting this Section III, the Board will have discretion in determining how to accomplish recovery of erroneously awarded Incentive-Based Compensation under this Policy, recognizing that different means of recovery may be appropriate in different circumstances. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, in all cases consistent with the Listing Standard.

IV. AMOUNT SUBJECT TO RECOVERY

    A. Recoverable Amount. The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

    B. Covered Compensation Based on Stock Price or TSR. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be determined by the Board based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received. In such event, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.

V. EXCEPTIONS

    The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions set out below are met and a majority of the independent directors serving on the Board has made a determination that recovery would be impracticable:

    A. Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered.
    B. Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

    C. Violation of Law. Recovery would violate home country law adopted prior to November 28, 2022.

In the case of clause (A), before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE; and in the case of clause (C), before concluding it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, obtain an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation and provide that opinion to NYSE.

VI. PROHIBITION AGAINST INDEMNIFICATION

    Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Policy, the Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy.

VII. DISCLOSURE

    The Company shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission (“SEC”) filings.

VIII. DEFINITIONS

    Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

    “Executive Officer” means the individuals identified in accordance with Section 303A.14 of the Listing Standard.

    “Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (including “non-GAAP” financial measures), (ii) stock price and (iii) TSR. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

    “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include (i) base salaries, (ii) discretionary cash bonuses, (iii) cash or equity-based awards that are based upon subjective, strategic or operational standards and (iv) equity-based awards that vest solely on the passage of time.

IX. ADMINISTRATION; AMENDMENT; TERMINATION

    This Policy will be administered by the Board. Any determinations of the Board will be final, binding and conclusive and need not be uniform with respect to each individual covered by this Policy.

    The Board may amend this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.

X. EFFECTIVENESS; OTHER RECOUPMENT RIGHTS

    Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and its subsidiaries and affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement. Notwithstanding the foregoing, there shall be no duplication of recovery of the same Incentive-Based Compensation under this Policy and any other such rights or remedies.